Exhibit 99.1

First High-School Education Group Announces Appointment of Independent Director

Beijing, China, March 1, 2022 /PRNewswire/ -- First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), an education service provider primarily focusing on high schools in Western China, today announced the appointment of Ms. Ning Zhou (“Ms. Zhou”) as an independent director of the Company’s board of directors (the “Board”) and a member of the audit committee of the Board, effective from February 26, 2022. Upon the effectiveness of Ms. Zhou’s appointment, the Board will consist of six directors, including three independent directors.

Mr. Shaowei Zhang, Chairman and chief executive officer of First High-School Education Group commented: “We are greatly honored to have Ms. Zhou to join our Board and the audit committee of the Board. Ms. Zhou is a highly accomplished and widely respected professor with extensive experience in accounting, corporate finance and internal control management. We are confident that Ms. Zhou will provide valuable perspectives on our finance and internal control management.”

Ms. Zhou is a professor and researcher at the School of Economics and Management, Beihang University. Ms. Zhou previously served as the director of Beihang Master of Business Administration (MBA) Education Center and deputy dean at the School of Economics and Management, Beihang University. From 1994 to 2001, Ms. Zhou served at multiple positions, including the department manager, general manager, branch general manager and board secretary, at Aviation Industry Corporation of China. Ms. Zhou has rich experience and comprehensive academic publications in accounting, corporate finance and internal control management. Ms. Zhou received her bachelor’s degree in engineering from the Department of Aircraft Design of Beihang University in July 1984, a master’s degree in international accounting from the University of New South Wales in November 2002, and a doctorate degree in systems engineering from School of Economics and Management of Beihang University in January 2010. Ms. Zhou is a Fellow of CPA Australia (FCPA), an Associate of the Chartered Institute of Management Accountants (ACMA) and a Chartered Global Management Accountant (CGMA).

The Board reviewed the independence of Ms. Zhou and determined that she satisfied the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and the “independence” standards under Rule 10A-3 under the Securities Exchange Act of 1934.

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)